Exhibit 99.1

Ferrari N.V.

Interim Report
At and for the three and nine months ended September 30, 2023
____________________________________________________________________________________________________

BOARD OF DIRECTORS

Executive Chairman

John Elkann

Vice Chairman

Piero Ferrari

Chief Executive Officer

Benedetto Vigna

Directors

Delphine Arnault
Francesca Bellettini
Eddy Cue
Sergio Duca
John Galantic
Maria Patrizia Grieco
Adam Keswick
Mike Volpi

INDEPENDENT AUDITORS

DELOITTE & TOUCHE S.p.A.

CERTAIN DEFINED TERMS

    In this report (the “Interim Report”), unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require.

INTRODUCTION

    The Interim Condensed Consolidated Financial Statements at and for the three and nine months ended September 30, 2023 (the “Interim Condensed Consolidated Financial Statements”) included in this Interim Report have been prepared in compliance with IAS 34 — Interim Financial Reporting (IAS 34). The accounting principles applied are consistent with those used for the preparation of the annual consolidated financial statements at and for the year ended December 31, 2022 (the “Annual Consolidated Financial Statements”), except as otherwise stated in “New standards and amendments effective from January 1, 2023” in the notes to the Interim Condensed Consolidated Financial Statements.

    The Group’s financial information in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “$” refer to the currency of the United States of America (the “United States”).

    Certain totals in the tables included in this Interim Report may not add due to rounding.

    The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

This Interim Report is unaudited.

FORWARD-LOOKING STATEMENTS
    Statements contained in this report, particularly those regarding our possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth as well as industry growth and other trends and projections, are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, without limitation:

•our ability to preserve and enhance the value of the Ferrari brand;
•the performance of our racing teams, the expenses we incur for and the sponsorship and commercial revenues we generate from racing, as well as the popularity of motor sports more broadly;
•our ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating advanced technologies, including hybrid and electric, more broadly into our car portfolio over time and to make appealing designs for our new models;
•the impact of increasingly stringent fuel economy, emissions and safety standards, including the cost of compliance, and any required changes to our products, as well as possible future bans of combustion engine cars in cities and the potential advent of self-driving technology;
•increases in costs, disruptions of supply or shortages of components and raw materials;
•global economic conditions, macro events, pandemics, and conflicts, including the ongoing conflict between Russia and Ukraine and the more recent hostilities between Israel and Hamas;
•changes in the general economic environment (including changes in some of the markets in which we operate) and changes in demand for luxury goods, including high performance luxury cars, demand for which is highly volatile;

•our ability to successfully carry out our low volume/controlled growth strategy in the markets we are present;
•our ability to preserve our relationship with the automobile collector and enthusiast community;
•competition in the luxury performance automobile industry;
•changes in client preferences and automotive trends;
•disruptions at our manufacturing facilities in Maranello and Modena;
•climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters;
•our ability to maintain the functional and efficient operation of our information technology systems and to defend from the risk of cyberattacks, including on our in-vehicle technology;
•reliance upon a number of key members of executive management and employees, and the ability of our current management team to operate and manage effectively;
•the performance of our dealer network on which we depend for sales and services;
•our ability to protect our intellectual property rights and to avoid infringing on the intellectual property rights of others;
•product warranties, product recalls and liability claims;
•the performance of our lifestyle activities;
•our continued compliance with customs regulations of various jurisdictions;
•changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate;
•labor relations and collective bargaining agreements;
•our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;
•our ability to service and refinance our debt;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•our ability to provide or arrange for adequate access to financing for our dealers and clients, and associated risks;
•the adequacy of our insurance coverage to protect us against potential losses;
•potential conflicts of interest due to director and officer overlaps with our largest shareholders; and
•other factors discussed elsewhere in this document.

We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(€ million, except per share data)
Net revenues	1,544	1,250	4,447	3,727
Operating profit (EBIT)	423	299	1,245	929
Profit before taxes	426	285	1,235	897
Net profit	332	228	963	718
Net profit attributable to:
Owners of the parent	330	226	959	713
Non-controlling interests	2	2	4	5
Basic earnings per common share (in Euro) (1)	1.82	1.24	5.28	3.90
Diluted earnings per common share (in Euro) (1)	1.82	1.23	5.28	3.88
Dividend approved per common share (in Euro) (2) (3)	1.810	1.362	1.810	1.362
Dividend approved per common share (in USD) (2) (3) (4)	1.98756	1.48158	1.98756	1.48158
_____________________________
As explained in note 3 to the Interim Condensed Consolidated Financial Statements, the Group presents a subtotal for its operating profit before interest and taxes which is named Operating profit or Earnings Before Interest and Taxes (EBIT). The terms Operating profit and EBIT are used synonymously throughout this Interim Report in accordance with its definition.

(1)See Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share for the three and nine months ended September 30, 2023 and 2022.
(2)Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 14, 2023, a dividend distribution of €1.810 per outstanding common share was approved, corresponding to a total distribution of approximately €329 million. This distribution was made from the retained earnings reserve. In May 2023 the Company paid €307 million of the distribution to owners of the parent and the remaining balance, which relates to withholding taxes, was paid in the third quarter of 2023.
(3)Following approval of the annual accounts by the shareholders at the Annual General Meeting of the Shareholders on April 13, 2022, a dividend distribution of €1.362 per outstanding common share was approved, corresponding to a total distribution of €250 million. This distribution was made from the retained earnings reserve. In May 2022 the Company paid €231 million of the distribution to owners of the parent and the remaining balance, which relates to withholding taxes, was paid in the third quarter of 2022.
(4)Translated into U.S. Dollars at the exchange rates in effect on the dates on which the distribution was declared in U.S. Dollars for common shares that are traded on the New York Stock Exchange. These translations are examples only, and should not be construed as a representation that the Euro amount represents, or has been or could be converted into, U.S. Dollars at that or any other rate.

Consolidated Statement of Financial Position Data

	At September 30, 2023	At December 31, 2022
	(€ million)
Cash and cash equivalents	1,012	1,389
Receivables from financing activities	1,496	1,400
Total assets	7,894	7,766
Debt	2,542	2,812
Total equity	2,843	2,602
Equity attributable to owners of the parent	2,834	2,593
Non-controlling interests	9	10
Share capital	3	3
Common shares issued and outstanding (in thousands of shares)	180,683	181,954
Other Statistical Information
Shipments (1)

(Number of cars and % of total cars)	For the three months ended September 30,				For the nine months ended September 30,
	2023	%	2022	%	2023	%	2022	%
EMEA
Germany	312	9.0%	304	9.5%	1,092	10.5%	1,068	10.8%
UK	229	6.6%	247	7.7%	731	7.0%	725	7.3%
Italy	170	4.9%	152	4.8%	575	5.5%	540	5.5%
France	140	4.1%	121	3.8%	391	3.8%	366	3.7%
Switzerland	105	3.0%	119	3.7%	365	3.5%	399	4.0%
Middle East (2)	87	2.5%	91	2.9%	311	3.0%	291	2.9%
Other EMEA (3)	355	10.3%	257	8.1%	1,105	10.6%	1,042	10.6%
Total EMEA	1,398	40.4%	1,291	40.5%	4,570	43.9%	4,431	44.8%
Americas (4)	1,096	31.7%	905	28.4%	2,927	28.1%	2,616	26.4%
of which United States of America	935	27.0%	744	23.3%	2,497	24.0%	2,234	27.8%
Mainland China, Hong Kong and Taiwan	395	11.4%	431	13.5%	1,130	10.8%	1,074	10.9%
of which Mainland China	342	9.9%	386	12.1%	929	8.9%	891	9.0%
Rest of APAC (5)	570	16.5%	561	17.6%	1,791	17.2%	1,773	17.9%
Total	3,459	100.0%	3,188	100.0%	10,418	100.0%	9,894	100.0%
_____________________________
(1)    Excluding the XX Programme, racing cars, one-off and pre-owned cars.
(2)     Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)     Other EMEA includes Africa and the other European markets not separately identified.
(4)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Average number of employees for the period

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Average number of employees for the period	4,951	4,659	4,953	4,636

Highlights for the three months ended September 30, 2023

Highlights for the three months ended September 30, 2023 included the following:

•Following a cash tender offer on the Group’s €650 million principal 1.500 percent notes due May 27, 2025 (2025 Bond), on July 14, 2023, the Group accepted for purchase valid tenders of the 2025 Bond for an aggregate nominal amount of €199 million at a purchase price of €191 million, and recognized gains of €8 million. The repurchases were settled on July 18, 2023.

•Scuderia Ferrari renewed its multi-year partnership with sports company PUMA, which will become its Premium Partner starting from next year. In the next years PUMA will also continue to be the licensing partner for Ferrari-branded products and the supplier of the Formula 1 team and race wear for Ferrari.

•The increasing hostilities between Israel and Hamas have driven management to carefully monitor the geopolitical environment and its potential implications on our business globally. Currently, there are no impacts on Ferrari's business.

Results of Operations
Three months ended September 30, 2023 compared to three months ended September 30, 2022
    The following is a discussion of the results of operations for the three months ended September 30, 2023 compared to the three months ended September 30, 2022. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the three months ended September 30,				Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2023 vs. 2022
	(€ million, except percentages)
Net revenues	1,544	100.0%	1,250	100.0%	294	23.5%
Cost of sales	779	50.4%	655	52.4%	124	18.8%
Selling, general and administrative costs	119	7.7%	107	8.5%	12	11.6%
Research and development costs	221	14.3%	182	14.6%	39	21.2%
Other expenses/(income), net	4	0.3%	8	0.7%	(4)	(55.4%)
Result from investments	2	0.1%	1	0.1%	1	(15.4%)
Operating profit (EBIT)	423	27.4%	299	23.9%	124	41.6%
Financial income	26	1.6%	28	2.2%	(2)	(8.1%)
Financial expenses	23	1.5%	42	3.3%	(19)	(44.3%)
Financial expenses/(income), net	(3)	(0.1%)	14	1.1%	(17)	(114.6%)
Profit before taxes	426	27.5%	285	22.8%	141	49.5%
Income tax expense	94	6.0%	57	4.6%	37	64.4%
Net profit	332	21.5%	228	18.2%	104	45.7%

Net revenues

	For the three months ended September 30,				Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2023 vs. 2022
	(€ million, except percentages)
Cars and spare parts (1)	1,330	86.2%	1,053	84.2%	277	26.5%
Sponsorship, commercial and brand (2)	145	9.4%	127	10.2%	18	13.8%
Engines (3)	28	1.8%	41	3.3%	(13)	(33.0%)
Other (4)	41	2.6%	29	2.3%	12	40.1%
Total net revenues	1,544	100.0%	1,250	100.0%	294	23.5%
_____________________________
(1)Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements, our share of the Formula 1 World Championship commercial revenues, and net revenues generated through the Ferrari brand, including fashion collection, merchandising, licensing and royalty income.
(3)Includes net revenues generated from the sale of engines to Maserati for use in their cars and from the rental of engines to other Formula 1 racing teams.
(4)Primarily relates to financial services activities and management of the Mugello racetrack and other sports-related activities.

    Net revenues for the three months ended September 30, 2023 were €1,544 million, an increase of €294 million or 23.5 percent (an increase of 25.8 percent on a constant currency basis), compared to €1,250 million for the three months ended September 30, 2022.
    The change in net revenues was attributable to the combination of (i) a €277 million increase in cars and spare parts, (ii) a €18 million increase in sponsorship, commercial and brand and (iii) a €12 million increase in other net revenues, partially offset by (iv) a €13 million decrease in engines.

Cars and spare parts
    Net revenues generated from cars and spare parts were €1,330 million for the three months ended September 30, 2023, an increase of €277 million or 26.5 percent, compared to €1,053 million for the three months ended September 30, 2022.
The increase in net revenues from cars and spare parts was primarily attributable to higher car volumes, richer product and country mix, personalizations and pricing. Foreign currency exchange impact, including hedging transactions, was negative, mainly driven by the Chinese Yuan, Japanese Yen and U.S. Dollar.
Total shipments increased by 271 cars, from 3,188 cars in the third quarter of 2022 to 3,459 cars in the third quarter of 2023, reflecting volume, geographic and product allocation plans by quarter. The product portfolio in the third quarter included 9 internal combustion engine (ICE) models and 4 hybrid engine models, which represented 48.7 percent and 51.3 percent of total shipments, respectively. Shipments during the quarter were driven by the 296 and SF90 families, as well as the 812 Competizione A and the Purosangue, which were in the ramp up phase, partially offset by lower shipments of the F8 Tributo, which phased out in the first quarter of the year, and the F8 Spider, which is approaching the end of its lifecycle. Shipments of the Daytona SP3 were in line with plans.
The €277 million increase in net revenues from cars and spare parts was composed of: (i) a €161 million increase in EMEA, (ii) a €111 million increase in Americas, (iii) a €27 million increase in APAC and (iv) a €22 million decrease in Mainland China, Hong Kong and Taiwan. The mix of net revenues by geography reflects the geographic allocations of shipments by quarter and the pace of introduction of new models.
Sponsorship, commercial and brand
    Net revenues generated from sponsorship, commercial agreements and brand management activities were €145 million for the three months ended September 30, 2023, an increase of €18 million or 13.8 percent, compared to €127 million for the three months ended September 30, 2022, mainly attributable to new racing sponsorships and a better prior year Formula 1 ranking.
Engines
    Net revenues generated from engines were €28 million for the three months ended September 30, 2023, a decrease of €13 million or 33.0 percent, compared to €41 million for the three months ended September 30, 2022, driven by a decrease in engines sold to Maserati, for which the contract will expire at the end of 2023.
Other
Other revenues were €41 million for the three months ended September 30, 2023, an increase of €12 million or 40.1 percent, compared to €29 million for the three months ended September 30, 2022, mainly driven by an increase of financial services activities.
Cost of sales

	For the three months ended September 30,				Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2023 vs. 2022
	(€ million, except percentages)
Cost of sales	779	50.4%	655	52.4%	124	18.9%

    Cost of sales for the three months ended September 30, 2023 was €779 million, an increase of €124 million or 18.9 percent, compared to €655 million for the three months ended September 30, 2022. As a percentage of net revenues, cost of sales was 50.4 percent for the three months ended September 30, 2023 compared to 52.4 percent for the three months ended September 30, 2022.
The increase in cost of sales was primarily attributable to the change in product mix, higher car volumes and higher industrial costs, reflecting raw materials cost inflation and depreciation.

Selling, general and administrative costs

	For the three months ended September 30,				Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2023 vs. 2022
	(€ million, except percentages)
Selling, general and administrative costs	119	7.7%	107	8.5%	12	11.6%

    Selling, general and administrative costs for the three months ended September 30, 2023 were €119 million, an increase of €12 million or 11.6 percent, compared to €107 million for the three months ended September 30, 2022. As a percentage of net revenues, selling, general and administrative costs were 7.7 percent for the three months ended September 30, 2023 compared to 8.5 percent for the three months ended September 30, 2022.
The increase of €12 million was mainly attributable to organizational development and digital infrastructure.
Research and development costs

	For the three months ended September 30,				Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2023 vs. 2022
	(€ million, except percentages)
Research and development costs expensed during the period	129	8.3%	117	9.4%	12	10.0%
Amortization of capitalized development costs	92	6.0%	65	5.2%	27	41.2%
Research and development costs	221	14.3%	182	14.6%	39	21.2%

    Research and development costs for the three months ended September 30, 2023 were €221 million, an increase of €39 million or 21.2 percent, compared to €182 million for the three months ended September 30, 2022. As a percentage of net revenues, research and development costs were 14.3 percent for the three months ended September 30, 2023 compared to 14.6 percent for the three months ended September 30, 2022.
The increase of €39 million was attributable to (i) higher amortization of capitalized development costs of €27 million driven by a general increase in capitalized development costs in recent years (from €320 million in 2020 to €363 million in 2021 and €416 million in 2022) in line with our strategy to innovate and broaden our product portfolio, and (ii) higher research and development costs expensed of €12 million.
Research and development costs for the three months ended September 30, 2023 and 2022 are recognized net of technology-related government incentives.

Operating profit (EBIT)

	For the three months ended September 30,				Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2023 vs. 2022
	(€ million, except percentages)
Operating profit (EBIT)	423	27.4%	299	23.9%	124	41.6%
    EBIT for the three months ended September 30, 2023 was €423 million, an increase of €124 million or 41.6 percent, compared to €299 million for the three months ended September 30, 2022. EBIT margin for the three months ended September 30, 2023 was 27.4 percent compared to 23.9 percent for the three months ended September 30, 2022.
The increase in EBIT was primarily attributable to the combined effects of (i) positive volume impact of €33 million, (ii) positive product and country mix impact of €170 million, sustained by the Daytona SP3, the 812 Competizione and the SF90 families, as well as the growth in the Americas and higher contribution from personalizations and pricing, (iii) negative contribution of €39 million from research and development costs, (iv) negative contribution of €12 million from selling, general and administrative costs, (v) negative contribution of €5 million from the combined effects of higher industrial costs, reflecting the effects of inflation and higher depreciation, partially offset by a better prior year Formula 1 ranking and new racing sponsorships, and (vi) negative foreign currency exchange impact of €23 million (including foreign currency hedging instruments).

Financial expenses/(income), net

	For the three months ended September 30,		Increase/(Decrease)
	2023	2022	2023 vs. 2022
	(€ million, except percentages)
Financial income	26	28	(2)	(8.1%)
Financial expenses	23	42	(19)	(44.3%)
Financial expenses/(income), net	(3)	14	(17)	(114.6%)

    Financial income, net for the three months ended September 30, 2023 was €3 million compared to financial expenses, net of €14 million for the three months ended September 30, 2022, mainly driven by higher interest income on cash and cash equivalents, gains of €8 million realized on the partial cash tender executed during the third quarter of 2023 on a bond due in 2025 and foreign currency exchange impact (including the net costs of hedging).
Income tax expense

	For the three months ended September 30,		Increase/(Decrease)
	2023	2022	2023 vs. 2022
	(€ million, except percentages)
Income tax expense	94	57	37	64.4%

Income tax expense for the three months ended September 30, 2023 was €94 million, an increase of €37 million, or 64.4 percent, compared to €57 million for the three months ended September 30, 2022.
The increase in income tax expense was primarily attributable to an increase in profit before taxes. Income taxes for the three months ended September 30, 2023 and 2022 benefited from the application of the Patent Box tax regime.
The effective tax rate was 22.0 percent for the three months ended September 30, 2023 and 20.0 percent for the three months ended September 30, 2022. The effective tax rate was mainly impacted by the applicable regulatory changes to the aforementioned Patent Box tax regime.

Nine months ended September 30, 2023 compared to nine months ended September 30, 2023
    The following is a discussion of the results of operations for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022. The presentation includes line items as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the nine months ended September 30,				Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2023 vs 2022
	(€ million, except percentages)
Net revenues	4,447	100.0%	3,727	100.0%	720	19.3%
Cost of sales	2,216	49.8%	1,922	51.6%	294	15.3%
Selling, general and administrative costs	346	7.8%	300	8.0%	46	15.5%
Research and development costs	629	14.1%	563	15.1%	66	11.6%
Other expenses/(income), net	15	0.4%	18	0.5%	(3)	18.0%
Result from investments	4	0.1%	5	0.1%	(1)	16.5%
Operating profit (EBIT)	1,245	28.0%	929	24.9%	316	34.1%
Financial income	105	2.4%	73	2.0%	32	44.0%
Financial expenses	115	2.6%	105	2.8%	10	10.4%
Financial expenses/(income), net	10	0.2%	32	0.8%	(22)	67.0%
Profit before taxes	1,235	27.8%	897	24.1%	338	37.6%
Income tax expense	272	6.1%	179	4.8%	93	51.4%
Net profit	963	21.7%	718	19.3%	245	34.2%

Net revenues

	For the nine months ended September 30,				Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2023 vs 2022
	(€ million, except percentages)
Cars and spare parts (1)	3,830	86.1%	3,156	84.7%	674	21.4%
Sponsorship, commercial and brand (2)	422	9.5%	362	9.7%	60	16.5%
Engines (3)	88	2.0%	119	3.2%	(31)	(26.3%)
Other (4)	107	2.4%	90	2.4%	17	18.4%
Total net revenues	4,447	100.0%	3,727	100.0%	720	19.3%
_____________________________
(1)Includes net revenues generated from shipments of our cars, any personalization generated on these cars, as well as sales of spare parts.
(2)Includes net revenues earned by our racing teams (mainly in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements, our share of the Formula 1 World Championship commercial revenues, and net revenues generated through the Ferrari brand, including fashion collection, merchandising, licensing and royalty income.
(3)Includes net revenues generated from the sale of engines to Maserati for use in their cars and from the rental of engines to other Formula 1 racing teams.
(4)Primarily relates to financial services activities and management of the Mugello racetrack and other sports-related activities.

    Net revenues for the nine months ended September 30, 2023 were €4,447 million, an increase of €720 million or 19.3 percent (an increase of 18.8 percent on a constant currency basis), compared to €3,727 million for the nine months ended September 30, 2022.
    The change in net revenues was attributable to the combination of (i) a €674 million increase in cars and spare parts, (ii) a €60 million increase in sponsorship, commercial and brand and (iii) a €17 million increase in other net revenues, partially offset by (iv) a €31 million decrease in engines.

Cars and spare parts
    Net revenues generated from cars and spare parts were €3,830 million for the nine months ended September 30, 2023, an increase of €674 million or 21.4 percent, compared to €3,156 million for the nine months ended September 30, 2022.
    The increase in net revenues from cars and spare parts was primarily attributable to richer product and country mix, as well as the contribution from personalizations and pricing. Foreign currency exchange impact, including hedging transactions, was positive, mainly driven by the U.S. Dollar and partially offset by the Japanese Yen and Chinese Yuan.
Total shipments increased by 524 cars, or 5.3 percent, from 9,894 cars for the nine months ended September 30, 2022 to 10,418 cars for the nine months ended September 30, 2023. The product portfolio for the nine months ended September 30, 2023 included 10 internal combustion engine (ICE) models and 4 hybrid engine models, which represented 57.1 percent and 42.9 percent of shipments, respectively. The increase in shipments was mainly driven by the 296, SF90 and 812 Competizione families, as well as the Purosangue, which was in ramp up phase following the first deliveries in the second quarter of the year, partially offset by lower shipments of the F8 Tributo, which phased out in the first quarter of the year, and the F8 Spider, which is approaching the end of its lifecycle. Shipments of the Daytona SP3 were in line with plans.

The €674 million increase in net revenues from cars and spare parts was composed of: (i) a €340 million increase in EMEA, (ii) a €262 million increase in Americas, (iii) a €65 million increase in APAC and (iv) a 7 million increase in Mainland China, Hong Kong and Taiwan. The mix of net revenues by geography reflects the geographic allocations in line with the pace of introduction of new models.
Sponsorship, commercial and brand
    Net revenues generated from sponsorship, commercial agreements and brand management activities were €422 million for the nine months ended September 30, 2023, an increase of €60 million or 16.5, compared to €362 million for the nine months ended September 30, 2022, mainly attributable to new racing sponsorships, a better prior year Formula 1 ranking and lifestyle-related activities.
Engines
    Net revenues generated from engines were €88 million for the nine months ended September 30, 2023, a decrease of €31 million or 26.3 percent, compared to €119 million for the nine months ended September 30, 2022. The €31 million decrease was mainly attributable to a decrease in engines sold to Maserati, which is approaching contract expiration at the end of 2023.
Other
Other revenues were €107 million for the nine months ended September 30, 2023, an increase of €17 million or 18.4 percent, compared to €90 million for the nine months ended September 30, 2022, mainly driven by an increase of financial services activities.
Cost of sales

	For the nine months ended September 30,				Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2023 vs 2022
	(€ million, except percentages)
Cost of sales	2,216	49.8%	1,922	51.6%	294	15.3%

    Cost of sales for the nine months ended September 30, 2023 was €2,216 million, an increase of €294 million or 15.3 percent, compared to €1,922 million for the nine months ended September 30, 2022. As a percentage of net revenues, cost of sales was 49.8 percent for the nine months ended September 30, 2023 compared to 51.6 percent for the nine months ended September 30, 2022.
The increase in cost of sales was primarily attributable to the change in product mix, including personalizations, higher car volumes and higher industrial costs, reflecting raw materials cost inflation and depreciation.

Selling, general and administrative costs

	For the nine months ended September 30,				Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2023 vs 2022
	(€ million, except percentages)
Selling, general and administrative costs	346	7.8%	300	8.0%	46	15.5%
    Selling, general and administrative costs for the nine months ended September 30, 2023 were €346 million, an increase of €46 million or 15.5 percent, compared to €300 million for the nine months ended September 30, 2022. As a percentage of net revenues, selling, general and administrative costs were 7.8 percent for the nine months ended September 30, 2023 compared to 8.0 percent for the nine months ended September 30, 2022.
The increase of €46 million was mainly attributable to organizational development and digital infrastructure, as well as marketing and lifestyle activities.
Research and development costs

	For the nine months ended September 30,				Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2023 vs 2022
	(€ million, except percentages)
Research and development costs expensed during the period	381	8.5%	387	10.4%	(6)	(1.6%)
Amortization of capitalized development costs	248	5.6%	176	4.7%	72	40.5%
Research and development costs	629	14.1%	563	15.1%	66	11.6%

    Research and development costs for the nine months ended September 30, 2023 were €629 million, an increase of €66 million or 11.6 percent, compared to €563 million for the nine months ended September 30, 2022. As a percentage of net revenues, research and development costs were 14.1 percent for the nine months ended September 30, 2023 compared to 15.1 percent for the nine months ended September 30, 2022.
The increase of €66 million was attributable to higher amortization of capitalized development costs of €72 million driven by a general increase in capitalized development costs in recent years (from €320 million in 2020 to €363 million in 2021 and €416 million in 2022) in line with our strategy to innovate and broaden our product portfolio, partially offset by lower research and development costs expensed of €6 million.

Operating profit (EBIT)

	For the nine months ended September 30,				Increase/(Decrease)
	2023	Percentage of net revenues	2022	Percentage of net revenues	2023 vs 2022
	(€ million, except percentages)
Operating profit (EBIT)	1,245	28.0%	929	24.9%	316	34.1%
    EBIT for the nine months ended September 30, 2023 was €1,245 million, an increase of €316 million or 34.1 percent, compared to €929 million for the nine months ended September 30, 2022. EBIT margin for the nine months ended September 30, 2023 was 28.0 percent compared to 24.9 percent for the nine months ended September 30, 2022.
    The increase in EBIT was primarily attributable to the combined effects of (i) positive volume impact of €58 million, (ii) positive product and country mix impact of €349 million, sustained by the Daytona SP3, the 812 Competizione and the SF90 families, as well as the growth in the Americas and Mainland China, Hong Kong and Taiwan, and higher contribution from personalizations and pricing, (iii) negative contribution of €66 million from research and development costs, (iv) negative contribution of €46 million from selling, general and administrative costs, (v) negative contribution of €4 million from the combined effects of higher industrial costs, reflecting the effects of inflation and higher depreciation, substantially offset by higher commercial revenues from a better prior year Formula 1 ranking, new racing sponsorships and a higher contribution from lifestyle activities, as well as a partial release of environmental provisions as a result of more favorable market conditions for car emissions credits, and (vi) positive foreign currency exchange impact of €25 million (including foreign currency hedging instruments).

Financial expenses/(income), net

	For the nine months ended September 30,		Increase/(Decrease)
	2023	2022	2023 vs 2022
	(€ million, except percentages)
Financial income	105	73	32	44.0%
Financial expenses	115	105	10	10.4%
Financial expenses/(income), net	10	32	(22)	67.0%

    Financial expenses, net for the nine months ended September 30, 2023 were €10 million, a decrease of €22 million, or 67.0 percent compared to €32 million for the nine months ended September 30, 2022, driven by higher interest income on cash and cash equivalents and gains of €8 million realized on the partial cash tender executed during the third quarter of 2023 on a bond due in 2025, partially offset by foreign currency exchange impact (including the net costs of hedging).

Income tax expense

	For the nine months ended September 30,		Increase/(Decrease)
	2023	2022	2023 vs. 2022
	(€ million, except percentages)
Income tax expense	272	179	93	51.4%

    Income tax expense for the nine months ended September 30, 2023 was €272 million, an increase of €93 million, or 51.4 percent, compared to €179 million for the nine months ended September 30, 2022.
The increase in income tax expense was primarily attributable to an increase in profit before taxes. Income taxes for the nine months ended September 30, 2023 and 2022 benefited from the application of the Patent Box tax regime.
The effective tax rate was 22.0 percent and 20.0 percent for the nine months ended September 30, 2023 and for the nine months ended September 30, 2022, respectively. The effective tax rate was mainly impacted by the applicable regulatory changes to the aforementioned Patent Box tax regime.

Liquidity and Capital Resources

Liquidity Overview

We require liquidity in order to fund our operations, meet our obligations, make capital investments and reward our shareholders. Short-term liquidity is required, among others, to purchase raw materials, parts, components and utilities for car production, as well as to for personnel and other operating costs. In addition to our general working capital and operational needs, we require cash for capital investments to support continuous product portfolio renewal and expansion, as well as for research and development activities aimed at continually innovating and improving our cars, including the transition of our product portfolio to hybrid and electric technology. We also make investments to enhance manufacturing efficiency, improve capacity, implement sustainability initiatives, ensure environmental and regulatory compliance and carry out maintenance activities, among others. We fund our capital expenditure primarily with cash generated from our operating activities. We also use liquidity to reward our shareholders through dividends and share repurchases. At our Capital Markets Day held on June 16, 2022, we announced a new multi-year share repurchase program of approximately €2 billion that is expected to be executed by 2026, as well as an increase in our expected dividend payout ratio from 30 percent to 35 percent of Adjusted Net profit starting in 2022.
    We centrally manage our operating cash management, liquidity and cash flow requirements with the objective of ensuring efficient and effective management of our funds. We believe that our cash generation together with our available liquidity, including committed credit lines granted from primary financial institutions, will be sufficient to meet our liquidity requirements. See also the “Net Debt and Net Industrial Debt” section below for additional details relating to our liquidity.
Cyclical Nature of Our Cash Flows
Our working capital is subject to month to month fluctuations due to, among other things, production and sales volumes, our financial services activities, the timing of capital expenditures and, to a lesser extent, tax payments. In particular, our inventory levels generally increase in the periods leading up to the launch of new models, and particularly at the end of the second quarter of the year when our inventory levels are generally higher to support the summer plant shutdown and as we deem necessary for agile supply chain management requirements.
We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when sales financing arrangements are utilized by us or by our dealers), while we generally pay most suppliers between 60 and 90 days after we receive the raw materials, components or other goods and services. Additionally, we also receive advance payments from our customers, mainly for our Icona, limited edition and Special Series models and certain Range models in selected markets. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although in certain regions we may warehouse cars for longer periods of time to ensure timely deliveries. As a result of the above, including the advances received from customers for certain car models, we tend to receive payment for cars shipped before or around the time we are required to make payments for the raw materials, components or other materials used in the manufacturing of our cars.
Our investments for capital expenditure and research and development are, among other factors, influenced by the timing and number of new models launches. Our development costs, as well as our other investments in capital expenditure, generally peak in periods when we develop a significant number of new models to renew or expand our product portfolio. Our investments in research and development are also influenced by the timing of research costs for our Formula 1 activities, for which expenditure in a normal season is generally higher in the first and last quarters of the year, and also depends on the evolution of the applicable Formula 1 technical regulations, as well as the number and cadence of races during the course of the racing season. We are currently undergoing a period of structurally higher capital spending as we broaden our car architectures, prioritize innovation and advanced technologies, and transition our product portfolio to hybrid and electric powertrains. We also continue to make significant capital investments in operating assets and infrastructure projects that are important for our continued growth and development, including for the ongoing construction of our new e-building, which will be used mainly for the production of BEVs and related components.
The payment of income taxes also affects our cash flows. We typically pay the first tax advance payment in the second quarter of the year, together with the remaining tax balance due for the previous year, and the remaining part of the advance payment in the third and/or fourth quarters. In addition to our income tax expense, our tax payments for the nine months ended September 30, 2023 and 2022 also benefited from applying the aforementioned Patent Box tax regime in Italy.

Cash Flows
    The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the nine months ended September 30, 2023 and 2022. For additional details of our cash flows, see our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

	For the nine months ended September 30,
	2023	2022
	(€ million)
Cash and cash equivalents at beginning of the period	1,389	1,344
Cash flows from operating activities	1,189	972
Cash flows used in investing activities	(551)	(496)
Cash flows used in financing activities	(1,010)	(468)
Translation exchange differences	(5)	11
Total change in cash and cash equivalents	(377)	19
Cash and cash equivalents at end of the period	1,012	1,363

For the nine months ended September 30, 2023 cash and cash equivalents held by the Group decreased by €377 million compared to an increase of €19 million for nine months ended September 30, 2022, primarily attributable to the combined effects of:
(i)an increase in cash flows from operating activities of €217 million, driven by an increase in net profit excluding non-cash items, partially offset by higher absorption of cash for working capital, mainly due to an increase in inventories driven by yearly production planning and an enriched product mix, as well as by lower collection of advances for cars for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022, which mainly benefited from the collection of advances for the Daytona SP3;
(ii)an increase in cash flows used in investing activities of €55 million, driven by higher investments in intangible assets and property, plant and equipment reflecting our initiatives for product and infrastructure development; and
(iii)an increase in cash flows used in financing activities of €542 million, driven by an increase in (i) repayments of debt of €591 million (€645 million for the nine months ended September 30, 2023 compared to €54 million for the nine months ended September 30, 2022), (ii) dividends paid of €81 million (€332 million for the nine months ended September 30, 2023 compared to €251 million for the nine months ended September 30, 2022) and (iii) share repurchases of €73 million (€374 million for the nine months ended September 30, 2023 compared to €301 million for the nine months ended September 30, 2022), partially offset by an increase in (iv) proceeds from debt of €203 million (€341 million for the nine months ended September 30, 2023 compared to €138 million for the nine months ended September 30, 2022).
Operating Activities - Nine Months Ended September 30, 2023
    Our cash flows from operating activities for the nine months ended September 30, 2023 were €1,189 million, primarily the result of:
(i)profit before taxes of €1,235 million adjusted for €476 million for depreciation and amortization expense, €10 million of net finance costs and net other non-cash expenses of €100 million (primarily including provisions accrued for €46 million and €17 million of share-based compensation expense); and
(ii)€53 million of cash generated from the change in other operating assets and liabilities, primarily driven by advances received for our cars.
These cash inflows were partially offset by:
(iii)€402 million of cash absorbed from the net change in inventories, trade receivables and trade payables, primarily attributable to inventories for €250 million driven by yearly production planning and an enriched product mix, trade receivables for €71 million driven by higher car volumes and racing sponsorship agreements, and a decrease in trade payables for €81 million;
(iv)€89 million related to cash absorbed by receivables from financing activities;
(v)€43 million of net finance costs paid; and
(vi)€151 million of income taxes paid.
Operating Activities - Nine Months Ended September 30, 2022
Our cash flows from operating activities for the nine months ended September 30, 2022 were €972 million, primarily the result of:
(i)profit before taxes of €897 million adjusted for €375 million for depreciation and amortization expense, €32 million of net finance costs and net other non-cash expenses of €77 million (including provisions accrued and result from investments); and
(ii)€154 million of cash generated from the change in other operating assets and liabilities which mainly benefited from the collection of advances for the Daytona SP3 and the 812 Competizione A.
These cash inflows were partially offset by:
(iii)€214 million of cash absorbed from the net change in inventories, higher trade receivables and lower trade payables, primarily attributable to inventories for €106 million driven by projected volume growth for the year, trade receivables for €54 million driven by higher volumes and sponsorship agreements, and trade payables for €54 million;
(iv)€141 million related to cash absorbed by receivables from financing activities driven by an increase in the portfolio;
(v)€14 million of net finance costs paid; and
(vi)€194 million of income taxes paid.
Investing Activities - Nine Months Ended September 30, 2023
    For the nine months ended September 30, 2023 our net cash used in investing activities was €551 million, primarily the result of capital expenditures of €342 million for intangible assets, mainly related to externally acquired and internally generated development costs and €212 million for property, plant and equipment. For a detailed analysis of additions to intangible assets and property, plant and equipment, see “Capital Expenditures”.
Investing Activities - Nine Months Ended September 30, 2022
For the nine months ended September 30, 2022 our net cash used in investing activities was €496 million, primarily the result of capital expenditures of €308 million for additions to intangible assets, mainly related to externally acquired and internally generated development costs, €187 million of additions to property, plant and equipment, and €1 million for investments in joint ventures. For a detailed analysis of additions to property, plant and equipment and intangible assets see “Capital Expenditures”.
Financing Activities - Nine Months Ended September 30, 2023
For the nine months ended September 30, 2023, net cash used in financing activities was €1,010 million, primarily the result of:
(i)€385 million for the full repayment upon maturity of a bond previously issued in 2016 and €191 million for the partial repayment of a bond due in 2025 following a tender offer by the Group;
(ii)€374 million to repurchase common shares under the Company’s share repurchase program (including the Sell to Cover practice under the equity incentive plans);

(iii)€332 million of dividends paid (of which €5 million was to non-controlling interests); and
(iv)€18 million for repayments of lease liabilities and other debt.
These cash outflows were partially offset by:
(v)€198 million in net proceeds from borrowings from banks and other financial institutions; and
(vi)€92 million of proceeds net of repayments related to our revolving securitization programs in the United States.
Financing Activities - Nine Months Ended September 30, 2022
For the nine months ended September 30, 2022 net cash used in financing activities was €468 million, primarily the result of:
(i)€301 million to repurchase common shares under the Company’s share repurchase program (including the Sell to Cover practice under the equity incentive plans);
(ii)€251 million of dividends paid, of which €2 million was to non-controlling interests;
(iii) €34 million of net change in borrowings from banks and other financial institutions; and
(iv)€12 million in repayments of lease liabilities.
These cash outflows were partially offset by:
(v)€125 million of proceeds net of repayments related to our revolving securitization programs in the United States; and
(vi)€5 million related to the net change in other debt.

Capital Expenditures
Capital expenditures are defined as additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 — Leases) and intangible assets. Capital expenditures for the nine months ended September 30, 2023 were €592 million and €510 million for the nine months ended September 30, 2022.
    The following table sets forth a breakdown of capital expenditures by category for each of the nine months ended September 30, 2023 and 2022:

	For the nine months ended September 30,
	2023	2022
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	323	288
Patents, concessions and licenses	10	13
Other intangible assets	9	7
Total intangible assets	342	308
Property, plant and equipment
Land and industrial buildings	21	15
Plant, machinery and equipment	69	50
Other assets	28	22
Advances and assets under construction	132	115
Total property, plant and equipment	250	202
Total capital expenditures	592	510

Intangible assets
Our total capital expenditures in intangible assets were €342 million for the nine months ended September 30, 2023 (€308 million for the nine months ended September 30, 2022).
The most significant investments in intangible assets relate to externally acquired and internally generated development costs. In particular, we make such investments to support the development of our current and future product offering. The capitalized development costs primarily include materials and personnel costs relating to the engineering, design and development activities focused on content enhancement of existing cars and new models, including to broaden and innovate our product portfolio and our ongoing investments in advanced technologies (including hybrid and electric), as well as the development of key components used in our cars, which are necessary to provide continuing performance upgrades to our customers and which we expect to continue to develop primarily in-house.
In recent periods, our capitalized developments costs have significantly increased for the aforementioned initiatives, from €288 million for nine months ended September 30, 2022 to €323 million nine months ended September 30, 2023, and, on an annual basis, from €320 million in 2020 to €363 million in 2021 and €416 million in 2022. This has contributed to an increase in the proportion of capitalized development costs compared to total research and development costs, including the effects of the advancement through the stages of development for many of the technologies we are creating, as well as the cap on certain costs we may incur for the chassis of our Formula 1 racing cars and the development of the power unit to be introduced in 2026 (in accordance with applicable FIA financial regulations). In particular, capitalized development costs as a proportion of total research and development costs increased to 39.5 percent for the nine months ended September 30, 2023 compared to 31.4 percent for the nine months ended September 30, 2022.
For the nine months ended September 30, 2023 we invested €323 million in externally acquired and internally generated development costs, of which €234 million related to the development of models to be launched in future years and €89 million primarily related to the development of our current product portfolio and components.
For the nine months ended September 30, 2022 we invested €288 million in externally acquired and internally generated development costs, of which €205 million related to the development of models to be launched in future years and €83 million primarily related to the development of our current product portfolio and components.
Property, plant and equipment
Our total capital expenditures in property, plant and equipment for the nine months ended September 30, 2023 and 2022, were €250 million and €202 million, respectively.
For the nine months ended September 30, 2023 and 2022, we made significant investments in infrastructure in line with our growth plans and our focus on the renewal and broadening of our product portfolio and supporting future model launches. In particular, we made investments:
•for the ongoing construction of our e-building, which will be used for the production of battery electric vehicles (BEVs) and related components and expected to be opened in mid 2024;
•for tracts of land adjacent to our facilities in Maranello as part of our expansion plans (with cumulative investments of €127 million since the start of 2019 to September 30, 2023);
•for industrial tools needed for the production of cars and investments in car production lines (including those for models to be launched in future years), as well as investments related to our personalization programs and engine assembly lines.
At September 30, 2023 the Group had contractual commitments for the purchase of property, plant and equipment amounting to €176 million (€201 million at December 31, 2022).

Non-GAAP Financial Measures
    We monitor and evaluate our operating and financial performance using several non-GAAP financial measures including: EBITDA, Adjusted EBITDA, Adjusted EBIT, Adjusted Net Profit, Adjusted Basic Earnings per Common Share, Adjusted Diluted Earnings per Common Share, Net Debt, Net Industrial Debt, Free Cash Flow and Free Cash Flow from Industrial Activities, as well as a number of financial metrics measured on a constant currency basis. We believe that these non-GAAP financial measures provide useful and relevant information to management and investors regarding our performance and improve our ability to assess our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.
EBITDA and Adjusted EBITDA
    EBITDA is defined as net profit before income tax expense, financial expenses/(income), net and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. EBITDA is presented by management to aid investors in their analysis of the performance of the Group and to assist investors in the comparison of the Group’s performance with that of other companies. Adjusted EBITDA is provided in order to present how the underlying business has performed prior to the impact of the adjusting items, which may obscure the underlying performance and impair comparability of results between periods.
    The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and nine months ended September 30, 2023 and 2022, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting EBITDA, therefore Adjusted EBITDA was equal to EBITDA for the periods presented.

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(€ million)
Net profit	332	228	963	718
Income tax expense	94	57	272	179
Financial expenses/(income), net	(3)	14	10	32
Operating profit (EBIT)	423	299	1,245	929
Amortization and depreciation	172	136	476	375
EBITDA	595	435	1,721	1,304
Adjustments	—	—	—	—
Adjusted EBITDA	595	435	1,721	1,304

Adjusted Operating Profit (EBIT)
    Adjusted EBIT represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted EBIT in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.

    The following table presents EBIT and Adjusted EBIT for the three and nine months ended September 30, 2023 and 2022. There were no adjustments impacting EBIT, therefore Adjusted EBIT was equal to EBIT for the periods presented.

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(€ million)
Operating profit (EBIT)	423	299	1,245	929
Adjustments	—	—	—	—
Adjusted Operating Profit (EBIT)	423	299	1,245	929

Adjusted Net Profit
    Adjusted Net profit represents net profit as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted Net profit in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.
    The following table presents net profit and Adjusted Net profit for the three and nine months ended September 30, 2023 and 2022. There were no adjustments impacting net profit, therefore Adjusted Net profit was equal to net profit for the periods presented.

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(€ million)
Net profit	332	228	963	718
Adjustments	—	—	—	—
Adjusted Net profit	332	228	963	718

Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share
Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share represent earnings per share, as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities. We provide Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share in order to present how the underlying business has performed prior to the impact of any adjusting items, which may obscure the underlying performance and impair comparability of results between the periods.
    The following table presents Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share for the three and nine months ended September 30, 2023 and 2022. There were no adjustments impacting Basic Earnings per Common Share and Diluted Earnings per Common Share, therefore Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share were equal to basic earnings per common share and diluted earnings per common share for the periods presented.

		For the three months ended September 30,		For the nine months ended September 30,
		2023	2022	2023	2022
Net profit attributable to owners of the Company	€ million	330	226	959	713
Weighted average number of common shares for basic earnings per share	thousand	181,046	182,688	181,432	183,068
Basic earnings per common share		€1.82	1.24	5.28	3.90
Adjustments		€—	—	—	—
Adjusted Basic Earnings per Common Share		€1.82	1.24	5.28	3.90

Weighted average number of common shares(1) for diluted earnings per share	thousand	181,315	182,992	181,701	183,372
Diluted earnings per common share		€1.82	1.23	5.28	3.88
Adjustments		€—	—	—	—
Adjusted Diluted Earnings per Common Share		€1.82	1.23	5.28	3.88

(1)    For the three and nine months ended September 30, 2023 and 2022, the weighted average number of common shares for diluted earnings per common share was increased to take into consideration the theoretical effect of the potential common shares that would be issued for outstanding share-based awards granted by the Group (assuming 100 percent of the target awards vested).

See Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements, included elsewhere in this document, for the calculation of the basic and diluted earnings per common share.

Net Debt and Net Industrial Debt
Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial Debt, together with Net Debt, are the primary measures used by us to analyze our capital structure and financial leverage. We believe the presentation of Net Industrial Debt aids management and investors in their analysis of the Group’s financial position and financial performance and to compare the Group’s financial position and financial performance with that of other companies. Net Industrial Debt is defined as total debt less cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).
The following table sets forth a reconciliation of Net Debt and Net Industrial Debt at September 30, 2023 and December 31, 2022.

	At September 30, 2023	At December 31, 2022
	(€ million)
Cash and cash equivalents	1,012	1,389

Asset-backed financing (Securitizations)	(1,206)	(1,105)
Bonds and notes	(900)	(1,490)
Borrowings from banks and other financial institutions	(313)	(114)
Lease liabilities	(81)	(57)
Other debt	(42)	(46)
Total debt	(2,542)	(2,812)
Net Debt (A)	(1,530)	(1,423)
Net Debt of Financial Services Activities (B)	(1,297)	(1,216)
Net Industrial Debt (A) - (B)	(233)	(207)
The Net Debt of Financial Services Activities, as defined above, mainly relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States, and amounted to €1,297 million at September 30, 2023 (€1,216 million at December 31, 2022), net of cash and cash equivalents available to our Financial Services Activities.

The following table presents our receivables from financing activities and our Net Debt of Financial Services Activities at September 30, 2023 and December 31, 2022:

	At September 30, 2023	At December 31, 2022
	(€ million)
Receivables from financing activities	1,496	1,400
Net Debt of Financial Services Activities	(1,297)	(1,216)

For further details of our receivables from financing activities and our asset-backed financing (securitizations), see Note 18 “Current Receivables and Other Current Assets” and Note 23 “Debt” to the Interim Consolidated Financial Statements included elsewhere in this document.
Cash and cash equivalents

    Cash and cash equivalents amounted to €1,012 million at September 30, 2023 compared to €1,389 million at December 31, 2022.

The Euro represented 80 percent of our cash and cash equivalents at September 30, 2023 (85 percent at December 31, 2022). Our cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including cash held in foreign currencies), which amounted to €69 million at September 30, 2023 (€97 million at December 31, 2022), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

    The following table sets forth an analysis of the currencies in which our cash and cash equivalents were denominated at the dates presented.

	At September 30, 2023	At December 31, 2022
	(€ million)
Euro	806	1,181
U.S. Dollar	95	70
Chinese Yuan	67	96
Pound Sterling	16	9
Other currencies	28	33
Total	1,012	1,389

    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €52 million at September 30, 2023 (€44 million at December 31, 2022).

    Total available liquidity

    Total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines) at September 30, 2023 was €1,612 million (€2,058 million at December 31, 2022).

    The following table summarizes our total available liquidity:

	At September 30, 2023	At December 31, 2022
	(€ million)
Cash and cash equivalents	1,012	1,389
Undrawn committed credit lines	600	669
Total available liquidity	1,612	2,058

The undrawn committed credit lines at September 30, 2023 and December 31, 2022 relate to revolving credit facilities.
Debt
For further details relating to our debt, see Note 23 “Debt” in the Interim Condensed Consolidated Financial Statements included elsewhere in this document.
Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance. These measures are presented by management to aid investors in their analysis of the Group’s financial performance and to compare the Group’s financial performance with that of other companies. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases), intangible assets and joint ventures. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

    The following table sets forth our Free Cash Flow and Free Cash Flow from Industrial Activities for the nine months ended September 30, 2023 and 2022.

	For the nine months ended September 30,
	2023	2022
	(€ million)
Cash flows from operating activities	1,189	972
Investments in property, plant and equipment, intangible assets and joint ventures	(553)	(496)
Free Cash Flow	636	476
Free Cash Flow from Financial Services Activities	(71)	(120)
Free Cash Flow from Industrial Activities	707	596

    Free Cash Flow for the nine months ended September 30, 2023 was €636 million, an increase of €160 million compared to €476 million for the nine months ended September 30, 2022. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.

    Free Cash Flow from Industrial Activities for the nine months ended September 30, 2023 was €707 million compared to €596 million for the nine months ended September 30, 2022. The increase in Free Cash Flow from Industrial Activities of €111 million was primarily attributable to an increase of €417 million in net profit before income tax expense, financial expenses/(income), net and amortization and depreciation, partially offset by higher working capital, mainly due to an increase in inventories driven by yearly production planning and an enriched product mix, lower collection of advances for cars for the nine months ended September 30, 2023 compared to the nine months ended September 30, 2022 (which mainly benefited from the start of collection of advances for the Daytona SP3), and higher investments in intangible assets and property, plant and equipment reflecting our initiatives for product and infrastructure development.

Constant Currency Information
    The “Results of Operations” discussion below includes information about our net revenues on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the variances of any foreign currency hedging (see Note 5 “Other Information” to the Interim Condensed Consolidated Financial Statements, included in this Interim Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

Risk Factors

We face a variety of risks and uncertainties in our business. For a description of these risks and uncertainties please see “Risk Factors” in the Group’s Annual Report and Form 20-F for the year ended December 31, 2022 filed with the AFM and the SEC on February 24, 2023. All such risks factors should be read in conjunction with this Interim Report. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.

Outlook

Upward revised 2023 guidance, based on the following assumptions for the year:
•Strong product mix and personalizations higher than initially expected;
•Better revenues from racing activities;
•Continuing cost inflation;
•Increasing depreciation and amortization in line with the start of production of new models;
•Industrial free cash flow generation sustained by strong profitability, partially offset by disciplined capital expenditures and negative change in working capital.

(€B, unless otherwise stated)	2022A	PREVIOUS 2023 GUIDANCE	UPWARD REVISED 2023 GUIDANCE
NET REVENUES	5.1	∼5.8	∼5.9
ADJ. EBIT (margin %)	1.23 24.1%	1.51-1.54 >26%	≥1.57 ≥26.5%
ADJ. DILUTED EPS (€)	5.09(1)	6.25-6.40(1)	≥6.55(1)
ADJ. EBITDA (margin %)	1.77 34.8%	2.19-2.22 ∼38%	≥2.25 ≥38%
INDUSTRIAL FCF	0.76	∼0.90	>0.90
_____________________________
(1)Calculating using the weighted average diluted number of common shares for the year ended December 31, 2022 (183,072 thousand).

FERRARI N.V.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
(UNAUDITED)

FERRARI N.V.
INTERIM CONSOLIDATED INCOME STATEMENT
for the three and nine months ended September 30, 2023 and 2022
(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2023	2022	2023	2022
		(€ thousand)
Net revenues	6	1,544,032	1,249,814	4,446,746	3,727,287
Cost of sales	7	778,749	655,264	2,216,097	1,922,360
Selling, general and administrative costs	8	118,632	106,292	346,068	299,739
Research and development costs	9	220,909	182,294	628,875	563,434
Other expenses/(income), net	10	3,861	8,661	14,937	18,221
Result from investments		1,235	1,459	4,273	5,118
Operating profit (EBIT)		423,116	298,762	1,245,042	928,651
Financial income	11	25,456	27,700	104,940	72,876
Financial expenses	11	23,372	41,968	115,413	104,576
Financial expenses/(income), net	11	(2,084)	14,268	10,473	31,700
Profit before taxes		425,200	284,494	1,234,569	896,951
Income tax expense	12	93,544	56,899	271,605	179,391
Net profit		331,656	227,595	962,964	717,560
Net profit attributable to:
Owners of the parent		329,821	225,767	958,542	712,752
Non-controlling interests		1,835	1,828	4,422	4,808

Basic earnings per common share (in €)	13	1.82	1.24	5.28	3.90
Diluted earnings per common share (in €)	13	1.82	1.23	5.28	3.88

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2023 and 2022
(Unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
	Note	2023	2022	2023	2022
		(€ thousand)
Net profit		331,656	227,595	962,964	717,560
Losses on cash flow hedging instruments	20	(48,714)	(24,509)	(43,525)	(18,069)
Exchange differences on translating foreign operations	20	4,699	15,410	872	30,422
Related tax impact	20	13,411	7,202	11,727	6,014
Total other comprehensive income/(loss), net of tax (all of which may be reclassified to the consolidated income statement in subsequent periods)		(30,604)	(1,897)	(30,926)	18,367
Total comprehensive income		301,052	225,698	932,038	735,927
Total comprehensive income attributable to:
Owners of the parent		299,056	223,851	927,898	730,919
Non-controlling interests		1,996	1,847	4,140	5,008

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at September 30, 2023 and at December 31, 2022
(Unaudited)

	Note	At September 30, 2023	At December 31, 2022
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	14	1,380,773	1,307,388
Property, plant and equipment	15	1,491,444	1,457,825
Investments and other financial assets	16	65,648	59,534
Deferred tax assets		214,543	203,382
Total non-current assets		3,937,590	3,813,311
Inventories	17	897,569	674,662
Trade receivables	18	299,374	232,414
Receivables from financing activities	18	1,495,539	1,399,997
Current tax receivables	18	16,519	16,054
Other current assets	18	137,391	153,183
Current financial assets	19	97,756	87,301
Cash and cash equivalents		1,012,444	1,388,901
Total current assets		3,956,592	3,952,512
Total assets		7,894,182	7,765,823

Equity and liabilities
Equity attributable to owners of the parent		2,834,516	2,592,857
Non-controlling interests		8,880	9,630
Total equity	20	2,843,396	2,602,487

Employee benefits		101,576	110,807
Provisions	22	185,522	180,694
Deferred tax liabilities		107,929	126,507
Debt	23	2,541,969	2,811,779
Other liabilities	24	1,081,259	952,025
Other financial liabilities	19	38,225	19,993
Trade payables	25	812,800	902,968
Current tax payables		181,506	58,563
Total equity and liabilities		7,894,182	7,765,823

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the nine months ended September 30, 2023 and 2022
(Unaudited)

		For the nine months ended September 30,
	Note	2023	2022
		(€ thousand)
Cash and cash equivalents at beginning of the period		1,388,901	1,344,146

Cash flows from operating activities:
Profit before taxes		1,234,569	896,951
Amortization and depreciation		476,248	375,219
Provision accruals, net		46,066	57,824
Result from investments		(4,273)	(5,118)
Financial expenses, net		10,473	31,700
Other non-cash expenses, net		57,751	24,338
Change in inventories		(249,992)	(105,813)
Change in trade receivables		(70,364)	(53,659)
Change in trade payables		(81,396)	(54,381)
Change in receivables from financing activities		(88,567)	(141,008)
Change in other operating assets and liabilities		53,294	153,723
Finance income received		22,366	10,302
Finance costs paid		(65,397)	(24,301)
Income tax paid		(151,670)	(193,661)
Total cash flows from operating activities		1,189,108	972,116

Cash flows used in investing activities:
Investments in property, plant and equipment		(211,575)	(186,928)
Investments in intangible assets		(341,609)	(308,322)
Investments in joint ventures		—	(1,367)
Proceeds from the sale of property, plant and equipment		2,383	245
Total cash flows used in investing activities		(550,801)	(496,372)

Cash flows used in financing activities:
Repayment of bonds and notes	23	(575,702)	—
Repayments of borrowings from banks and other financial institutions	23	(51,666)	(42,495)
Proceeds from borrowings from banks and other financial institutions	23	250,000	8,909
Proceeds from securitizations net of repayments	23	91,538	125,390
Net change in other debt	23	(4,935)	4,075
Repayment of lease liabilities	23	(12,923)	(11,775)
Dividends paid to owners of the parent		(327,415)	(248,488)
Dividends paid to non-controlling interests		(4,890)	(2,266)
Share repurchases		(374,399)	(301,202)
Total cash flows used in financing activities		(1,010,392)	(467,852)

Translation exchange differences		(4,372)	10,777

Total change in cash and cash equivalents		(376,457)	18,669
Cash and cash equivalents at end of the period		1,012,444	1,362,815

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the nine months ended September 30, 2023 and 2022
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2021	2,573	2,192,453	(22,006)	42,518	(9,640)	2,205,898	5,518	2,211,416
Net profit	—	712,752	—	—	—	712,752	4,808	717,560
Other comprehensive (loss)/income	—	—	(12,055)	30,222	—	18,167	200	18,367
Dividends to owners of the parent	—	(249,522)	—	—	—	(249,522)	—	(249,522)
Dividends to non-controlling interests	—	—	—	—	—	—	(2,266)	(2,266)
Share-based compensation	—	16,079	—	—	—	16,079	—	16,079
Share repurchases	—	(301,202)	—	—	—	(301,202)	—	(301,202)
At September 30, 2022	2,573	2,370,560	(34,061)	72,740	(9,640)	2,402,172	8,260	2,410,432

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2022	2,573	2,499,771	46,233	52,618	(8,338)	2,592,857	9,630	2,602,487
Net profit	—	958,542	—	—	—	958,542	4,422	962,964
Other comprehensive (loss)/income	—	—	(31,798)	1,154	—	(30,644)	(282)	(30,926)
Dividends to owners of the parent	—	(328,631)	—	—	—	(328,631)	—	(328,631)
Dividends to non-controlling interests	—	—	—	—	—	—	(4,890)	(4,890)
Share-based compensation	—	16,791	—	—	—	16,791	—	16,791
Share repurchases	—	(374,399)	—	—	—	(374,399)	—	(374,399)
At September 30, 2023	2,573	2,772,074	14,435	53,772	(8,338)	2,834,516	8,880	2,843,396
.

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

Background

    Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 178 authorized dealers operating 196 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 14 Ferrari-owned directly operated stores and 2 franchised stores, as well as on Ferrari’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including directly or through cooperation or other agreements with financial institutions. Ferrari also participates in the Formula 1 World Championship through its team Scuderia Ferrari and the World Endurance Championship through its Ferrari Endurance Teams. Ferrari’s racing activities are a core element of Ferrari marketing and promotional activities, as well as an important source of innovation to support the technological advancement of Ferrari’s product portfolio.

2. AUTHORIZATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

    These Interim Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on November 2, 2023, and have been prepared in compliance with IAS 34 — Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2022 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as endorsed by the European Union. There are no material effects on these Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as endorsed by the European Union. The designation IFRS also includes International Accounting Standards (“IAS”) as well as the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC” and “SIC”). The accounting policies adopted are consistent with those used at December 31, 2022 except as described in the section “New standards and amendments effective from January 1, 2023”.

3. BASIS OF PREPARATION FOR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.
    Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, when all the related information necessary is available, other than in the event that there are indications of impairment, in which case an immediate assessment is required. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations, or significant plan amendments, curtailments, or settlements.

In the interim consolidated income statement, the Group presents a subtotal for its operating profit before interest and taxes which is named Operating profit Earnings Before Interest and Taxes (EBIT). The terms Operating profit and EBIT are used synonymously throughout these Interim Condensed Consolidated Financial Statements. Operating profit (EBIT) distinguishes between the profit before taxes arising from operating items and those arising from financing activities. Operating profit (EBIT) is one of the primary measures used by the Board of Directors (the Group’s “Chief Operating Decision Maker” as defined in IFRS 8 — Operating Segments) to assess performance and allocate resources.
New standards and amendments effective from January 1, 2023
The following new standards and amendments effective from January 1, 2023 were adopted by the Group.

In May 2017, the IASB issued IFRS 17 — Insurance Contracts, which establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts issued as well as guidance relating to reinsurance contracts held and investment contracts with discretionary participation features issued. In June 2020 the IASB issued amendments to IFRS 17 aimed at helping companies implement IFRS 17 and make it easier for companies to explain their financial performance. The new standard and amendments are effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

In February 2021, the IASB issued amendments to IAS 1 — Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting Policies which require companies to disclose their material accounting policy information rather than their significant accounting policies and provide guidance on how to apply the concept of materiality to accounting policy disclosures. These amendments are effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

In February 2021, the IASB issued amendments to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates which clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. These amendments are effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

In May 2021, the IASB issued amendments to IAS 12 — Income Taxes: Deferred Tax related to Assets and Liabilities Arising From a Single Transaction that clarify how companies account for deferred tax on transactions such as leases and decommissioning obligations. These amendments are effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

In December 2021, the IASB issued amendments to IFRS 17 — Insurance Contracts: Initial Application of IFRS 17 and IFRS 9 - Comparative Information, which provides a transition option relating to comparative information about financial assets presented on initial application of IFRS 17. The amendment is aimed at helping entities to avoid temporary accounting mismatches between financial assets and insurance contract liabilities, and therefore improve the usefulness of comparative information for users of financial statements. The amendment is effective on or after January 1, 2023. There was no effect from the adoption of these amendments.

In June 2020, the IASB issued amendments to IFRS 4 — Insurance Contracts which defer the expiry date of the temporary exemption from applying IFRS 9 to annual periods beginning on or after January 1, 2023. There was no effect from the adoption of these amendments.

In May 2023, the IASB issued amendments to IAS 12 — Income taxes: International Tax Reform – Pillar Two Model Rules, to clarify the application of IAS 12 — Income taxes to income taxes arising from tax law enacted or substantively enacted to implement the Organisation for Economic Co-operation and Development (OECD)/G20 Inclusive Framework on Base Erosion and Profit Shifting (BEPS) Pillar Two model rules (Pillar Two income taxes). The amendments introduce: (i) a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules, which was effective immediately upon issuance of the amendment, and (ii) disclosure requirements for affected entities to help users of the financial statements better understand an entity’s exposure to Pillar Two income taxes arising from that legislation, particularly before the effective date of the Pillar Two model rules, which apply for annual reporting periods beginning on or after January 1, 2023, but not for any interim periods ending on or before December 31, 2023. The Group is currently evaluating the impact of the disclosure requirements for the year end consolidated financial statements.

New standards, amendments and interpretations not yet effective

The standards, amendments and interpretations issued by the International Accounting Standards Board that will have mandatory application in 2024 or subsequent years are listed below:

In January 2020, the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current to clarify how to classify debt and other liabilities as current or non-current, and in particular how to classify liabilities with an uncertain settlement date and liabilities that may be settled by converting to equity. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

In September 2022, the IASB issued amendments to IFRS 16 — Leases: Liability in a Sale and Leaseback to improve the requirements for sale and leaseback transactions, which specify the measurement of the liability arising in a sale and leaseback transaction, to ensure the seller-lessee does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

In October 2022, the IASB issued amendments to IAS 1 — Presentation of Financial Statements: Non-current Liabilities with Covenants, that clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. These amendments are effective on or after January 1, 2024. The Group does not expect any material impact from the adoption of these amendments.

In May 2023, the IASB issued amendments to IAS 7 — Statement of Cash Flows and IFRS 7 — Financial Instruments: Disclosures: Supplier Finance Arrangements, that introduce new disclosure requirements to enhance the transparency and usefulness of the information provided by entities about supplier finance arrangements and are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk. The amendments are effective on or after January 1, 2024. The Group is evaluating the potential impact from the adoption of these amendments.

In August 2023, the IASB issued amendments to IAS 21 — The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability, to clarify how an entity has to apply a consistent approach to assessing whether a currency is exchangeable into another currency and, when it is not, to determine the exchange rate to use and the disclosures to provide. These amendments are effective on or after January 1, 2025. The Group does not expect any material impact from the adoption of these amendments.

Scope of consolidation
There were no changes in the scope of consolidation for the periods presented in these Interim Condensed Consolidated Financial Statements.

4. FINANCIAL RISK FACTORS

The Group is exposed to various operational financial risks, including financial market risk (relating mainly to foreign currency exchange rates and, to a lesser extent, interest rates and commodity prices), credit risk and liquidity risk. The Interim Condensed Consolidated Financial Statements do not include all of the information and disclosures on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 30 “Qualitative and Quantitative Information on Financial Risks” of the Consolidated Financial Statements at and for the year ended December 31, 2022.

5. OTHER INFORMATION
    The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

	2023		2022
	Average for the nine months ended September 30,	At September 30,	Average for the nine months ended September 30,	At September 30,	At December 31,
U.S. Dollar	1.0831	1.0594	1.0638	0.9748	1.0666
Pound Sterling	0.8709	0.8646	0.8472	0.8830	0.8869
Swiss Franc	0.9777	0.9669	1.0118	0.9561	0.9847
Japanese Yen	149.4778	158.1000	135.9679	141.0100	140.6600
Chinese Yuan	7.6174	7.7352	7.0193	6.9368	7.3582
Australian Dollar	1.6202	1.6339	1.5044	1.5076	1.5693
Canadian Dollar	1.4578	1.4227	1.3643	1.3401	1.4440
Singapore Dollar	1.4519	1.4443	1.4631	1.4001	1.4300
Hong Kong Dollar	8.4852	8.2959	8.3326	7.6521	8.3163

6. NET REVENUES
    Net revenues are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(€ thousand)
Revenues from:
Cars and spare parts	1,330,652	1,052,212	3,830,110	3,155,595
Sponsorship, commercial and brand	144,776	127,174	422,002	362,373
Engines	27,583	41,157	87,910	119,202
Other	41,021	29,271	106,724	90,117
Total net revenues	1,544,032	1,249,814	4,446,746	3,727,287
Other net revenues primarily relate to financial services activities, management of the Mugello racetrack and other sports-related activities.
Interest and other financial income from financial services activities included within net revenues for the three months ended September 30, 2023 and 2022 amounted to €25,796 thousand and €18,438 thousand, respectively, and for the nine months ended September 30, 2023 and 2022 amounted to €72,038 thousand and €48,618 thousand, respectively.

7. COST OF SALES
    Cost of sales for the three months ended September 30, 2023 and 2022 amounted to €778,749 thousand and €655,264 thousand, respectively, and for the nine months ended September 30, 2023 and 2022 amounted to €2,216,097 thousand and €1,922,360 thousand, respectively, consisting mainly of the cost of materials, components and labor related to the manufacturing and distribution of cars and spare parts. Cost of sales also include depreciation, insurance and transportation costs, warranty and product-related costs, as well as production costs for engines sold to Maserati and engines rented to other Formula 1 racing teams.

Interest and other financial expenses from financial services activities included within cost of sales for the three months ended September 30, 2023 and 2022 amounted to €15,929 thousand and €7,299 thousand, respectively, and for the nine months ended September 30, 2023 and 2022 amounted to €43,540 thousand and €16,054 thousand, respectively.

8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

Selling, general and administrative costs are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(€ thousand)
Selling costs	62,641	63,058	182,606	169,395
General and administrative costs	55,991	43,234	163,462	130,344
Total selling, general and administrative costs	118,632	106,292	346,068	299,739

Selling costs consist mainly of costs for sales personnel, marketing and events, and retail stores. Costs for marketing and events primarily relate to corporate events, trade shows and media and client events for the launch of new models, lifestyle events, including the use of digital solutions, as well as sponsorship and indirect marketing costs incurred mainly through the Formula 1 racing team, Scuderia Ferrari.

General and administrative costs consist mainly of administration and other general expenses, including for personnel and digital infrastructure, that are not directly attributable to manufacturing, sales or research and development activities.

9. RESEARCH AND DEVELOPMENT COSTS
    Research and development costs are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(€ thousand)
Research and development costs expensed during the period	128,593	116,907	380,701	386,757
Amortization of capitalized development costs	92,316	65,387	248,174	176,677
Total research and development costs	220,909	182,294	628,875	563,434
    Research and development costs expensed during the period primarily relate to research and development activities for Formula 1 racing as well as development activities to support the innovation of our product portfolio and components, in particular, in relation to electric and other new technologies. Amortization of capitalized development costs have increased in recent years as a result of our strategy to update and broaden our product range and significantly increase our efforts relating to innovation and advanced technologies, including hybrid and electric.

Research and development costs for the three and nine months ended September 30, 2023 and 2022 are recognized net of technology-related government incentives.

10. OTHER EXPENSES/(INCOME), NET
    Other expenses/(income), net are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(€ thousand)
Other income	3,094	2,247	6,668	6,153
Other expenses	6,955	10,908	21,605	24,374
Total other expenses/(income), net	3,861	8,661	14,937	18,221

Other expenses mainly related to indirect taxes, provisions, and other miscellaneous expenses and other income mainly related to rental income, gains on the disposal of property, plant and equipment and other miscellaneous income.

11. FINANCIAL EXPENSES/(INCOME), NET

	For the three months ended September 30,		For the nine months ended September30,
	2023	2022	2023	2022
	(€ thousand)
Financial income
Related to:
Industrial activities (A)	25,456	27,700	104,940	72,876
Financial services activities (reported within net revenues)	25,796	18,438	72,038	48,618

Financial expenses
Related to:
Industrial activities (B)	23,372	41,968	115,413	104,576
Financial services activities (reported within cost of sales)	15,929	7,299	43,540	16,054

Financial expenses/(income), net relating to industrial activities (B - A)	(2,084)	14,268	10,473	31,700
    Financial expenses/(income), net primarily relate to interest expenses on debt, net foreign exchange impact, including the net costs of hedging and gains of €7,940 thousand realized on the partial cash tender executed during the third quarter of 2023 on a bond due in 2025.

12. INCOME TAX EXPENSE
    Income tax expense is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(€ thousand)
Current tax expense	85,183	49,036	289,225	206,475
Deferred tax expense/(benefit)	3,111	8,163	(21,528)	(28,711)
Taxes relating to prior periods	5,250	(300)	3,908	1,627
Total income tax expense	93,544	56,899	271,605	179,391
Income tax expense amounted to €93,544 thousand and €56,899 thousand for the three months ended September 30, 2023 and 2022, respectively, and €271,605 thousand and €179,391 thousand for the nine months ended September 30, 2023 and 2022, respectively. Income taxes for the three and nine months ended September 30, 2023 and 2022 benefited from the application of the Patent Box tax regime. The change in deferred tax benefit for the nine months ended September 30, 2023 and 2022 was primarily attributable to timing differences related to intercompany profit on inventory.
The effective tax rate was 22.0 percent for the nine months ended September 30, 2023 compared to 20.0 percent for the nine months ended September 30, 2022.
Imposta Regionale sulle Attività Produttive (“IRAP”) (current and deferred) for the nine months ended September 30, 2023 and 2022 amounted to €39,623 thousand and €27,657 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 3.9 percent for each of nine months ended September 30, 2023 and 2022, respectively.
Deferred tax assets and liabilities of the individual consolidated companies are offset within the Interim Condensed Consolidated Statement of financial position when a legally enforceable right to offset exists.
The Group’s Italian entities participate in a group Italian tax consolidation under Ferrari N.V.

13. EARNINGS PER SHARE
    Basic earnings per share
    Basic earnings per share is calculated by dividing the profit attributable to equity holders of Ferrari by the weighted average number of common shares issued and outstanding during the period. The following table provides the amounts used in the calculation of basic earnings per share for the periods presented:

		For the three months ended September 30,		For the nine months ended September 30,
		2023	2022	2023	2022
Profit attributable to owners of the parent	€ thousand	329,821	225,767	958,542	712,752
Weighted average number of common shares for basic earnings per share	thousand	181,046	182,688	181,432	183,068
Basic earnings per share	€	1.82	1.24	5.28	3.90

    Diluted earnings per share
    For the three and nine months ended September 30, 2023 and 2022, the weighted average number of shares for diluted earnings per share was increased to take into consideration the dilutive effects of the potential common shares relating to the Group’s equity incentive plans (assuming 100 percent of the target awards vested). See Note 21 for additional details on the equity incentive plans.

The following table provides the amounts used in the calculation of diluted earnings per share for the three and nine months ended September 30, 2023 and 2022:

		For the three months ended September 30,		For the nine months ended September 30,
		2023	2022	2023	2022
Profit attributable to owners of the parent	€ thousand	329,821	225,767	958,542	712,752
Weighted average number of common shares for diluted earnings per share	thousand	181,315	182,992	181,701	183,372
Diluted earnings per share	€	1.82	1.23	5.28	3.88

The following table provides a reconciliation from the weighted average number of common shares for basic earnings per share to the weighted average number of common shares for diluted earnings per share:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Weighted average number of common shares for basic earnings per share	181,046	182,688	181,432	183.068
Adjustments for calculation of diluted earnings per share:
Share-based compensation	269	304	269	304
Weighted average number of common shares for diluted earnings per share	181,315	182,992	181,701	183,372

14. INTANGIBLE ASSETS

	Balance at December 31, 2022	Additions	Amortization	Translation differences and other	Balance at September 30, 2023
	(€ thousand)
Intangible assets	1,307,388	341,609	(265,430)	(2,794)	1,380,773
    Additions of €341,609 thousand primarily related to externally acquired and internally generated development costs for new and existing models.

15. PROPERTY, PLANT AND EQUIPMENT

	Balance at December 31, 2022	Additions	Disposals	Depreciation	Translation differences and other	Balance at September 30, 2023
	(€ thousand)
Property, plant and equipment	1,457,825	250,479	(4,047)	(210,818)	(1,995)	1,491,444
At September 30, 2023 property, plant and equipment included €76,842 thousand of right-of-use assets (€54,148 thousand at December 31, 2022). The following table summarizes the changes in the carrying amount of right-of-use assets for nine months ended September 30, 2023:

	Balance at December 31, 2022	Additions	Disposals	Depreciation	Translation differences and other	Balance at September 30, 2023
	(€ thousand)
Right-of-use assets	54,148	38,904	(1,771)	(14,367)	(72)	76,842

For the nine months ended September 30, 2023 depreciation of right-of-use assets amounted to €14,367 thousand and interest expense on lease liabilities amounted to €1,309 thousand (€11,802 thousand and €703 thousand respectively for the nine months ended September 30, 2022).
At September 30, 2023 the Group had contractual commitments for the purchase of property, plant and equipment amounting to €176,484 thousand (€200,949 thousand at December 31, 2022).

16. INVESTMENTS AND OTHER FINANCIAL ASSETS

The composition of investments and other financial assets is as follows:

	At September 30, 2023	At December 31, 2022
	(€ thousand)
Investments accounted for using the equity method	53,335	49,087
Other securities and financial assets	12,313	10,447
Total investments and other financial assets	65,648	59,534

Investments accounted for using the equity method
Investments accounted for using the equity method mainly relate to the Group’s investment in Ferrari Financial Services GmbH (“FFS GmbH”), a German entity that offers retail client financing in certain markets in EMEA (primarily the UK, Germany and Switzerland). FFS GmbH is the Group’s partnership with CA Auto Bank S.p.A. (“CA Auto Bank”, formerly FCA Bank S.p.A., “FCA Bank”), which, following the sale by the Stellantis Group of its 50% ownership interest in FCA Bank to Crédit Agricole Consumer Finance S.A. (“CACF”) in April 2023, is now fully owned by CACF. Investments accounted for using the equity method also relate to the Group’s investment in FS China Limited, a joint venture formed in China in 2021 to manage certain lifestyle activities in the local market, which is at the early stage of its activities.
Changes in the carrying amount of the investment during the period were as follows:

(€ thousand)
Balance at December 31, 2022	49,087
Proportionate share of net profit for the period from January 1, 2023 to September 30, 2023	4,273
Other changes	(25)
Balance at September 30, 2023	53,335
Other securities and financial assets
    Other securities and financial assets primarily include Liberty Media Corporation (Series C Formula One Group Common Stock) shares (the “Liberty Media Shares”) of Liberty Media Corporation (the group responsible for the promotion of the Formula 1 World Championship), which are measured at fair value and amounted to €10,398 thousand at September 30, 2023 (€9,954 thousand at December 31, 2022).

17. INVENTORIES

	At September 30, 2023	At December 31, 2022
	(€ thousand)
Raw materials	191,765	142,430
Semi-finished goods	253,695	145,459
Finished goods	452,109	386,773
Total inventories	897,569	674,662
The increase in inventories is mainly due to higher car volumes, the start of production of new models and enriched product mix.
The amount of inventory write-downs recognized as an expense within cost of sales was €20,108 thousand and €12,603 thousand for the nine months ended September 30, 2023 and 2022, respectively.

18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

	At September 30, 2023	At December 31, 2022
	(€ thousand)
Receivables from financing activities	1,495,539	1,399,997
Trade receivables	299,374	232,414
Current tax receivables	16,519	16,054
Other current assets	137,391	153,183
Total	1,948,823	1,801,648
    Receivables from financing activities

    Receivables from financing activities are as follows:

	At September 30, 2023	At December 31, 2022
	(€ thousand)
Client financing	1,495,539	1,390,956
Dealer financing	—	9,041
Total	1,495,539	1,399,997

Receivables from financing activities relate to the financial services portfolio in the United States and are generally secured on the title of cars or other guarantees.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES

	At September 30, 2023	At December 31, 2022
	(€ thousand)
Financial derivatives	61,629	80,233
Other financial assets	36,127	7,068
Current financial assets	97,756	87,301
    The following table provides the analysis of derivative assets and liabilities at September 30, 2023 and December 31, 2022.

	At September 30, 2023		At December 31, 2022
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedge:
Foreign currency derivatives	30,301	(34,085)	41,270	(16,976)
Commodities	1	(512)	5	(772)
Interest rate caps	27,563	—	36,771	—
Total cash flow hedges	57,865	(34,597)	78,046	(17,748)
Other foreign currency derivatives	3,764	(3,628)	2,187	(2,245)
Total	61,629	(38,225)	80,233	(19,993)
At September 30, 2023 and December 31, 2022, substantially all foreign currency derivatives had a maturity of twelve months or less.
Foreign currency derivatives that do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives. Interest rate caps relate to derivative instruments required as part of certain securitization agreements.

20. EQUITY
    Share capital
    At September 30, 2023 and December 31, 2022 the fully paid up share capital of the Company was €2,573 thousand, consisting of 193,923,499 common shares and 63,349,112 special voting shares, all with a nominal value of €0.01. At September 30, 2023, the Company held in treasury 13,240,785 common shares and 16,240 special voting shares, while at December 31, 2022 the Company held in treasury 11,970,001 common shares and 5,199 special voting shares. Shares in treasury include shares repurchased under the Group’s share repurchase program based on the transaction trade date. The increase in common shares held in treasury primarily reflects the repurchase of shares by the Company through its share repurchase program, partially offset by shares assigned under the Group’s equity incentive plans. The increase in special voting shares held in treasury primarily reflects certain de-registrations under the Company’s special voting shares term and conditions. On June 26, 2023, the Company completed the second tranche of the new multi-year share repurchase program. On June 30, 2022 the Company announced its intention to commence the third tranche of the new multi-year common share repurchase program. From July 3, 2023 to July 28, 2023 the Company purchased 264,792 common shares for total consideration of €76.9 million. At September 30, 2023 and December 31, 2022 the Company held in treasury 5.15 percent and 4.65 percent of the total issued share capital of the Company, respectively(1).
_______________________________________
(1)The percentage of shares held in treasury compared to total issued share capital remains substantially the same if calculated considering only common shares held in treasury or if calculated considering common shares and special voting shares held in treasury.

The following table summarizes the changes in the number of outstanding common shares and outstanding special voting shares of the Company for the nine months ended September 30, 2023:

	Common Shares	Special Voting Shares	Total
Balance at December 31, 2022	181,953,498	63,343,913	245,297,411
Shares repurchased under share repurchase program(1)	(1,365,547)	—	(1,365,547)
Shares assigned under equity incentive plans(2)	94,763	—	94,763
Other changes(3)	—	(11,041)	(11,041)
Balance at September 30, 2023	180,682,714	63,332,872	244,015,586
_______________________________________
(1)Includes shares repurchased under the share repurchase program between January 1, 2023 and September 30, 2023 based on the transaction trade date, for a total consideration of €365,951 thousand, including transaction costs.
(2)On March 15, 2023, 80,305 common shares, which were previously held in treasury, were assigned to participants of the equity incentive plans as a result of the vesting of certain performance share unit and retention restricted share unit awards. On March 15, 2023, the Company purchased 34,671 common shares, for a total consideration of €8,448 thousand, from a group of those employees who were assigned shares in order to cover the individual’s taxable income as is standard practice (“Sell to Cover”) in a cross transaction. On July 17, 2023 the Company assigned 49,129 shares related to commercial agreements with certain suppliers and other shares awards.
(3)Relates to the de-registration of certain special voting shares under the Company’s special voting shares term and conditions.

Other comprehensive income/(loss)
    The following table presents other comprehensive income/(loss):

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(€ thousand)
Losses on cash flow hedging instruments arising during the period	(33,631)	(42,275)	(3,620)	(66,604)
Reclassification of cash flow hedge reserves to the consolidated income statement	(15,083)	17,766	(39,905)	48,535
Losses on cash flow hedging instruments	(48,714)	(24,509)	(43,525)	(18,069)
Exchange differences on translating foreign operations arising during the period	4,699	15,410	872	30,422
Total other comprehensive income/(loss) (all of which may be reclassified to the consolidated income statement in subsequent periods)	(44,015)	(9,099)	(42,653)	12,353
Related tax impact	13,411	7,202	11,727	6,014
Total other comprehensive income/(loss), net of tax	(30,604)	(1,897)	(30,926)	18,367
Gains and losses on cash flow hedging instruments relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.
The tax effects relating to other comprehensive income/(loss) are as follows:

	For the nine months ended September 30,
	2023			2022
	Pre-tax balance	Tax impact	Net balance	Pre-tax balance	Tax impact	Net balance
	(€ thousand)
Gains/(Losses) on cash flow hedging instruments	(43,525)	11,727	(31,798)	(18,069)	6,014	(12,055)
Exchange gains on translating foreign operations	872	—	872	30,422	—	30,422
Total other comprehensive income/(loss)	(42,653)	11,727	(30,926)	12,353	6,014	18,367

21. SHARE-BASED COMPENSATION

The Group has several equity incentive plans under which a combination of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one Ferrari common share, have been awarded to the Executive Chairman, the Chief Executive Officer (“CEO”), other members of the Ferrari Leadership Team (“FLT”) and other key employees of the Group. See Note 21 “Share-Based Compensation” to the Consolidated Financial Statements for further details relating to the Group’s equity incentive plans.
Equity Incentive Plan 2020-2022
In the first quarter of 2023, 36,090 PSU awards vested as a result of the achievement of the related performance conditions and 32,339 RSU awards vested as a result of the achievement of the related service conditions. As a result, 68,429 common shares, which were previously held in treasury, were assigned to participants of the plan in the first quarter of 2023.
Equity Incentive Plan 2021-2023

The PSU awards and RSU awards under the Equity Incentive Plan 2021-2023 vest in 2024 based on the level of achievement of the related performance targets or service conditions.
Equity Incentive Plan 2022-2024
The PSU awards and RSU awards under the Equity Incentive Plan 2022-2024 vest in 2025 based on the level of achievement of the related performance targets or service conditions.

Equity Incentive Plan 2023-2025
Under a new Equity Incentive Plan 2023-2025 approved in 2023, the Company awarded approximately 57,855 2023-2025 PSUs to the Executive Chairman, CEO, members of the FLT and other employees of the Group, and approximately 21,755 2023-2025 RSUs to members of the FLT and other employees of the Group. The PSUs and RSUs cover the three-year performance and service periods from 2023 to 2025. The PSU awards and RSU awards under the Equity Incentive Plan 2023-2025 vest in 2026 based on the level of achievement of the related performance targets or service conditions.

Outstanding share awards
Changes to the outstanding number of PSU and RSU awards under all equity incentive plans of the Group are as follows:

	Outstanding PSU Awards	Outstanding RSU Awards	Total Outstanding Awards
Balance at December 31, 2022	140,205	135,966	276,171
Granted(1)	57,855	53,435	111,290
Vested(2)	(36,090)	(81,115)	(117,205)
Forfeited	(2,355)	(255)	(2,610)
Balance at September 30, 2023	159,615	108,031	267,646
_____________________________________
(1)     Granted under the Equity Incentive Plan 2023-2025.
(2)     Vested under the Equity Incentive Plan 2020-2022.

Other share awards

During 2022, the Company awarded 15,271 share awards, which each represent the right to receive one Ferrari common share, to certain employees, of which 6,643 share awards vested immediately at the grant date and 6,838 vested in 2023. At September 30, 2023, 1,790 share awards remained outstanding and will vest in 2024, subject to the recipient’s continued employment with the Company at the time of vesting. The fair value of the awards was equal to €203 per award, measured using the share price at the grant date adjusted for the present value of future distributions which the recipients will not receive during the vesting period.

Share-based compensation expense

For the nine months ended September 30, 2023 and 2022, the Company recognized €13,311 thousand and €12,215 thousand, respectively, as share-based compensation expense and an increase to other reserves within equity in relation to the PSUs and RSUs awarded under the Group’s equity incentive plans and other share-based awards to the Group’s employees. At September 30, 2023 unrecognized compensation expense amounted to €10,080 thousand and is expected to be recognized over the remaining vesting periods through 2025.
For the nine months ended September 30, 2023 the Group also recognized share-based compensation expense of €3,481 thousand as part of commercial agreements with certain suppliers.

22. PROVISIONS
    Provisions are as follows:

	At September 30, 2023	At December 31, 2022
	(€ thousand)
Warranty and recall campaigns provision	134,761	126,069
Legal proceedings and disputes	8,022	12,063
Environmental and other risks	42,739	42,562
Total provisions	185,522	180,694
The provision for environmental and other risks primarily relates to environmental risks, including those relating to emissions regulations, as well as to disputes and matters which are not subject to legal proceedings, including contract-related disputes with suppliers, employees and other parties.
Movements in provisions are as follows:

	Balance at December 31, 2022	Additional provisions	Utilization	Releases	Translation differences and other movements	Balance at September 30, 2023
	(€ thousand)
Warranty and recall campaigns provision	126,069	46,492	(35,908)	(1,548)	(344)	134,761
Legal proceedings and disputes	12,063	216	(2,481)	(1,727)	(48)	8,023
Environmental and other risks	42,562	17,939	(4,388)	(15,306)	1,931	42,738
Total provisions	180,694	64,647	(42,777)	(18,581)	1,539	185,522

23. DEBT

	Balance at December 31, 2022	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other(*)	Translation differences	Balance at September 30, 2023
	(€ thousand)
Asset-backed financing (Securitizations)	1,105,425	141,105	(49,567)	308	8,996	1,206,267
Bonds and notes	1,490,319	—	(583,642)	(6,350)	—	900,327
Borrowings from banks and other financial institutions	113,165	250,000	(51,666)	1,387	521	313,407
Lease liabilities	57,423	37,133	—	(12,923)	(379)	81,254
Other debt	45,447	24,113	(29,049)	—	203	40,714
Total debt	2,811,779	452,351	(713,924)	(17,578)	9,341	2,541,969
_____________________________________
(*)    Other changes in lease liabilities primarily relate to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.

Asset-backed financing (Securitizations)
As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by its financial services activities in the United States through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with the related receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. The securitization agreements for both programs require the maintenance of an interest rate cap.

The following table presents information relating to the revolving securitization programs:

Program	Funding Limit	Amount Outstanding at September 30, 2023	Amount Outstanding at December 31, 2022	Amount Outstanding at September 30, 2023	Amount Outstanding at December 31, 2022	Maturity Date
	($ million)			(€ million)
Retail (*)	975	975	896	920	840	December 2024
Leasing (*)	325	303	283	286	265	November 2023
Total asset-backed financing (Securitizations)	1,300	1,278	1,179	1,206	1,105
_____________________________________
(*)    At September 30, 2023, the notes relating to the retail securitization program bore interest at a rate per annum equal to the aggregate of a synthetic base rate substantially replicating the LIBOR plus a margin of 70 basis points and the notes relating to the leasing securitization program bore interest at a rate per annum equal to the aggregate of SOFR plus a margin of 65 basis points.

Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €51,767 thousand at September 30, 2023 (€44,085 thousand at December 31, 2022).
Bonds and notes
2023 Bond
    On March 16, 2023 the Company fully repaid the 2023 Bond for a total consideration of €390,374 thousand (including accrued interest). The bond was previously issued on March 16, 2016, for a principal amount of €500 million at a coupon of 1.5 percent and due on March 2023. Following a cash tender offer, in July 2019 the Company executed the partial repurchase of these notes for an aggregate nominal amount of €115,395 thousand. The amount outstanding at December 31, 2022 was €388,947 thousand including accrued interest of €4,567 thousand.
2025 Bond
On May 27, 2020 the Company issued 1.5 percent coupon notes due May 2025 (“2025 Bond”), having a principal of €650 million. The notes were issued at a discount for an issue price of 98.898 percent, resulting in net proceeds of €640,073 thousand, after related expenses, and a yield to maturity of 1.732 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. Following a cash tender offer on the Group’s €650 million principal 1.500 percent notes due May 27, 2025, on July 14, 2023, the Group accepted for purchase valid tenders of the 2025 notes for an aggregate nominal amount of €199 million and at a purchase price of €191 million. The repurchases were settled on July 18, 2023. The amount outstanding of the 2025 Bond at September 30, 2023 was €450,968 thousand, including accrued interest of €2,393 thousand (€650,923 thousand, including accrued interest of €5,818 thousand at December 31, 2022).
2029 and 2031 Notes
On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298,316 thousand, and the yields to maturity, on an annual basis, equal the nominal coupon rates of the Notes. The Notes are primarily used for general corporate purposes, including the funding of capital expenditures.
The amounts outstanding of the 2029 Notes at September 30, 2023 was €149,777 thousand, including accrued interest of €280 thousand (€150,135 thousand, including accrued interest of €700 thousand at December 31, 2022). The amount outstanding of the 2031 Notes at September 30, 2023 was €149,753 thousand, including accrued interest of €318 thousand (€150,178 thousand including accrued interest of €794 thousand at December 31, 2022).

2032 Notes
On July 29, 2021, the Company issued 0.91 percent senior notes due January 2032 (“2032 Notes”) through a private placement to certain US institutional investors having a principal of €150 million. The net proceeds from the issuance amounted to €149,495 thousand and the yield to maturity on an annual basis equals the nominal coupon rates of the Notes. The Notes are used for general corporate purposes. The amount outstanding of the 2032 Notes at September 30, 2023 was €149,829 thousand, including accrued interest of €246 thousand (€150,136 thousand, including accrued interest of €577 thousand at December 31, 2022).

The abovementioned outstanding bond and notes impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events; and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. At September 30, 2023 and December 31, 2022, Ferrari was in compliance with the covenants of the notes.
Borrowings from banks and other financial institutions
The following table presents information relating to borrowings from banks and other financial institutions:

Borrowing Entity	Currency	Amount Outstanding at September 30, 2023	Amount Outstanding at December 31, 2022	Maturity Date
		(€ thousand)
Ferrari N.V.	EUR	128,705	—	January 2026
Ferrari N.V.	EUR	83,377	—	March 2026
Ferrari Financial Services, Inc.	USD	76,285	75,665	April 2024
Ferrari S.p.A.	EUR	25,000	37,500	June 2024
Total borrowings from banks and other financial institutions		313,367	113,165
At September 30, 2023, the Group also had total committed credit lines available and undrawn amounting to €600 million and with maturities ranging from 2024 to 2026 (€669 million at December 31, 2022).
Lease liabilities
The Group recognizes lease liabilities in relation to right-of-use assets in accordance with IFRS 16 - Leases. At September 30, 2023 lease liabilities amounted to €81,254 thousand (€57,423 thousand at December 31, 2022).
Other debt
Other debt mainly relates to other funding for operating and financing activities of the Group.

24. OTHER LIABILITIES
    An analysis of other liabilities is as follows:

	At September 30, 2023	At December 31, 2022
	(€ thousand)
Advances and security deposits	459,461	451,166
Deferred income	393,462	270,353
Accrued expenses	96,221	98,535
Payables to personnel	58,214	55,789
Social security payables	23,709	26,498
Other	50,192	49,684
Total other liabilities	1,081,259	952,025
    Advances and security deposits primarily include advances received for the purchase of Icona and limited edition models. Upon shipment of the cars, the advances are recognized as revenue.
Deferred income primarily includes amounts received under maintenance and power warranty programs of €254,766 thousand at September 30, 2023 and €239,879 thousand at December 31, 2022, which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements, which are dependent upon the future performance of a service or other act of the Group. The increase in deferred revenue primarily relates to advances received for Formula 1 sponsorship agreements.

25. TRADE PAYABLES
Trade payables of €812,800 thousand at September 30, 2023 (€902,968 thousand at December 31, 2022) are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

26. FAIR VALUE MEASUREMENT
IFRS 13 - Fair Value Measurement establishes a three levels hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.
    Levels used in the hierarchy are as follows:

    Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

    Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

    Level 3 inputs are unobservable inputs for the assets and liabilities.

    Assets and liabilities that are measured at fair value on a recurring basis

    The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at September 30, 2023 and at December 31, 2022:

		At September 30, 2023
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets	16	11,821	—	—	11,821
Current financial assets	19	—	61,629	—	61,629
Total assets		11,821	61,629	—	73,450
Other financial liabilities	19	—	38,225	—	38,225
Total liabilities		—	38,225	—	38,225

		At December 31, 2022
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets	16	9,954	—	—	9,954
Current financial assets	19	—	80,233	—	80,233
Total assets		9,954	80,233	—	90,187
Other financial liabilities	19	—	19,993	—	19,993
Total liabilities		—	19,993	—	19,993
    There were no transfers between fair value hierarchy levels for the periods presented.
    The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using widely accepted valuation techniques. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate caps is determined by taking the prevailing foreign currency exchange rate and interest rates, as applicable, at the balance sheet date.
    The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of current bank accounts.

     Assets and liabilities not measured at fair value on a recurring basis
    For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.
    The following table presents the carrying amount and the fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis:

		At September 30, 2023		At December 31, 2022
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ thousand)
Receivables from financing activities	18	1,495,539	1,495,539	1,399,997	1,399,997
Total assets		1,495,539	1,495,539	1,399,997	1,399,997
Debt	23	2,541,969	2,524,548	2,811,779	2,770,633
Total liabilities		2,541,969	2,524,548	2,811,779	2,770,633

27. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24, the related parties of Ferrari include Exor N.V., and together with its subsidiaries the Exor Group, as well as all entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Related parties also include companies over which the Exor Group is capable of exercising control, joint control or significant influence, including Stellantis N.V., and together with its subsidiaries the Stellantis Group, and CNH Industrial N.V. and its subsidiaries, as well as joint ventures and associates of Ferrari. In addition, members of the Ferrari Board of Directors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:
Transactions with Stellantis Group companies
•the sale of engines to Maserati S.p.A. (“Maserati”);
•the purchase of engine components for the use in the production of Maserati engines from FCA US LLC;
•transactions with Stellantis Group companies, mainly relating to a technical cooperation agreement with the aim to enhance the quality and competitiveness of their respective products while reducing costs and investments, to services provided by Stellantis Group companies, including human resources, payroll, tax and the procurement of insurance coverage, as well as to sponsorship revenues received.
Transactions with Stellantis Group companies for the periods presented include transactions with FCA Bank until April 1, 2023. Following the sale by the Stellantis Group of its 50 percent ownership interest in FCA Bank to Crédit Agricole Consumer Finance S.A., FCA Bank (which was renamed CA Auto Bank) is now fully owned by Crédit Agricole Consumer Finance S.A. and is no longer a related party of Ferrari.
Transactions with Exor Group companies (excluding Stellantis Group companies)
•the Group incurs rental costs from Iveco S.p.A., a company belonging to Iveco Group, related to the rental of trucks used by the Formula 1 racing team;
•the Group earns sponsorship revenue from Iveco S.p.A.

Transactions with other related parties
•the purchase of components for Formula 1 racing cars from COXA S.p.A.;
•consultancy services provided by HPE S.r.l.;
•sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;
•sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.
In accordance with IAS 24, transactions with related parties also include compensation to Directors and managers with strategic responsibilities.
The amounts of transactions with related parties recognized in the consolidated income statement are as follows:

	For the nine months ended September 30,
	2023			2022
	Net revenues	Costs (1)	Financial expenses/(income), net	Net revenues	Costs (1)	Financial expenses/(income), net
	(€ thousand)
Stellantis Group companies
Maserati	29,888	1,839	—	64,109	1,660	—
FCA US LLC	—	6,633	—	14	10,188	—
Other Stellantis Group companies	7,631	4,583	1,032	7,525	4,240	1,608
Total Stellantis Group companies	37,519	13,055	1,032	71,648	16,088	1,608
Exor Group companies (excluding the Stellantis Group)	57	1,085	2	57	1,072	—
Other related parties	786	10,524	—	1,084	9,041	1
Total transactions with related parties	38,362	24,664	1,034	72,789	26,201	1,609

Total for the Group	4,446,746	2,577,102	10,473	3,727,287	2,240,320	31,700
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses, net.

Non-financial assets and liabilities originating from related party transactions are as follows:

	At September 30, 2023				At December 31, 2022
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
Stellantis Group companies
Maserati	13,785	3,751	—	—	17,458	4,806	—	2,246
FCA US LLC	10	920	—	—	10	4,637	—	—
Other Stellantis Group companies	561	2,378	123	1,073	700	1,978	111	1,063
Total Stellantis Group companies	14,356	7,049	123	1,073	18,168	11,421	111	3,309
Exor Group companies (excluding the Stellantis Group)	—	253	243	459	343	418	68	73
Other related parties	45	1,861	127	166	673	3,341	499	504
Total transactions with related parties	14,401	9,163	493	1,698	19,184	15,180	678	3,886

Total for the Group	299,374	812,800	137,391	1,081,259	232,414	902,968	153,183	952,025
At September 30, 2023 there were no financial assets or financial liabilities with related parties (current financial receivables of €4,364 thousand and other financial payables of €429 thousand at December 31, 2022).

28. ENTITY-WIDE DISCLOSURES
    The following table presents an analysis of net revenues by geographic location of the Group’s customers for the three and nine months ended September 30, 2023 and 2022, including the effects of foreign currency hedge transactions. Revenues by geography presented for material individual countries are not necessarily correlated to shipments of cars as certain countries include revenues from sponsorship and commercial activities relating to Ferrari's participation in the Formula 1 World Championship.

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
	(€ thousand)
Italy	125,997	37,569	336,293	232,679
Rest of EMEA	580,007	465,969	1,778,310	1,499,821
of which UK	149,252	137,263	459,367	387,694
of which Germany	110,407	88,759	357,477	315,380
Americas (1)	490,144	410,962	1,322,968	1,074,798
of which United States of America	426,529	343,760	1,147,912	926,239
Mainland China, Hong Kong and Taiwan	157,925	183,949	436,549	434,637
of which Mainland China	134,592	168,779	367,351	374,586
Rest of APAC (2)	189,959	151,365	572,626	485,352
Total net revenues	1,544,032	1,249,814	4,446,746	3,727,287
______________________________
(1)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(2)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.
The Group had an average number of employees of 4,953 and 4,636 for the nine months ended September 30, 2023 and 2022, respectively and 4,951 and 4,659 for the three months ended September 30, 2023 and 2022, respectively.
Depreciation amounted to €210,818 thousand and €182,315 thousand for the nine months ended September 30, 2023 and 2022, respectively and €73,954 thousand and €64,597 thousand for the three months ended September 30, 2023 and 2022, respectively.

Amortization amounted to €265,430 thousand and €192,904 thousand for the nine months ended September 30, 2023 and 2022, respectively and €98,654 thousand and €71,418 thousand for the three months ended September 30, 2023 and 2022, respectively.

29. SUBSEQUENT EVENTS
The Group has evaluated subsequent events through November 2, 2023, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

•Under the third tranche of the new multi-year common share repurchase program announced on June 30, 2022, from October 2, 2023 to October 20, 2023 the Company purchased 17,957 common shares for a total consideration of €5.2 million and completed the third tranche of the program. At October 20, 2023 the Company held in treasury an aggregate of 13,258,742 common shares equal to 5.16 percent of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

•At the Finali Mondiali, which took place at the Mugello Circuit between October 24 and 30, Ferrari presented the 296 Challenge and the 499P Modificata. Derived from the 296 GTB, the 296 Challenge introduces substantial modifications on the power unit, aero and vehicle dynamics fronts, all aimed at guaranteeing maximum performance on the track. The 499P Modificata is a strictly limited-series car for non-competitive track use derived from the 499P that triumphed in the centenary edition of the 24 Hours of Le Mans last June 2023.